Filing under Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Filing by: Media General, Inc.

Subject Company: Media General, Inc.

Commission File No. of Media General, Inc.: 001-06383

Date: January 27, 2016

The following communication was sent to the employees of Media General, Inc. on January 27, 2016:

Dear Team,

I want to share some important news with you. Today, we announced that we have reached an agreement to combine with Nexstar in a cash and stock transaction valued at $4.6 billion. We simultaneously announced that Media General and Meredith have terminated our previous merger agreement. Attached are both press releases issued this morning.

We believe this is a positive outcome for our company and all our stakeholders. As you know, the goal of our Board of Directors and management team all along has been to maximize value – and we believe our agreement to join forces with Nexstar does just that. Together with Nexstar, we will have expanded audience reach, a more diversified portfolio and a significantly stronger financial profile. The combined company, to be named Nexstar Media Group, will be one of the nation’s leading providers of local news, entertainment, sports, lifestyle and network programming and content through its broadcast and digital media platform with annual revenue in excess of $2.3 billion.

Nexstar Media Group’s increased scale will allow advertisers and brands to benefit from a more comprehensive, integrated and competitive offering across all markets. With 171 full power television stations in 100 markets and a diverse and growing digital media operation, the combined company will offer superior engagement across all devices and influence on consumers’ purchasing decisions unrivaled by other media, including large-scale reach to approximately 39% of all U.S. television households. For our shareholders, the transaction provides Media General with immediate value and the opportunity to participate in the near- and long-term upside of a stronger pure-play broadcasting company.

Organization and Leadership

Nexstar Media Group will be led by Nexstar’s Chairman, President and CEO, Perry Sook and will be headquartered in Irving, Texas. At closing, Media General and Nexstar shareholders will own approximately 34% and 66% of the combined company, respectively. In addition, two Media General directors will join the Nexstar Board of Directors.

Next Steps

We expect to close the transaction late in the third quarter / early in the fourth quarter of 2016, subject to approval by Media General and Nexstar shareholders, regulatory approvals and other customary closing conditions. Until that time, Media General and Nexstar will remain two separate companies and it is business as usual.

Over the coming weeks, we expect to assemble a transition-planning team comprising leaders from both Media General and Nexstar that will work on how best to integrate the companies following the completion of the transaction. As always, we will communicate more information to you as this process progresses.

I know you will have many questions about today’s announcement and what it means for you. Please keep in mind that we are still very early in this process. To that end, please find attached a list of FAQs to help answer some of the questions you may have about this announcement. As always, we will provide updates regarding any important developments as we move forward.

In the event you receive inquiries from external parties, it is important that we continue to speak with one voice. Please forward any inquiries to Courtney Guertin at cguertin@mediageneral.com.

On behalf of the Board and management team, I want to thank you again for remaining focused on our business objectives during this process. Your efforts and commitment are what makes Media General great – and are what will make our combined company great in the future. We hope you share our enthusiasm about this exciting new chapter for our company.

Sincerely,

Vince Sadusky

President and CEO

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the Agreement and Plan of Merger, by and between Nexstar Broadcasting Group, Inc. (“Nexstar”), Media General, Inc. (“Media General”) and Neptune Merger Sub, Inc. (“Merger Sub”), Nexstar and Media General intend to file relevant materials with the U.S. Securities and Exchange Commission (“SEC”), including a Registration Statement on Form S-4 to be filed by Nexstar that will contain a joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS OF NEXSTAR AND MEDIA GENERAL ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (when available) and other documents filed with the SEC by Nexstar or Media General through the web site maintained by the SEC at http://www.sec.gov. In addition, the joint proxy statement/prospectus (when finalized) will be mailed to stockholders of Nexstar and Media General.

Certain Information Regarding Participants

Nexstar and Media General and their respective directors and executive officers may be deemed to be participants in any solicitation with respect to the proposed transaction under the rules of the SEC. Security holders may obtain information regarding the names and interests of Nexstar’s directors and executive officers in Nexstar’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, and Nexstar’s proxy statement for the 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 24, 2015. Information about Media General’s directors and executive officers is available in Media General’s definitive proxy statement, dated March 13, 2015, for its 2015 annual meeting of shareholders. These documents can be obtained free of charge from the web site indicated above. Additional information regarding the participants and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4 and the joint proxy statement/prospectus that Nexstar will file with the SEC when it becomes available.